Revelation Biosciences, Inc.

4660 La Jolla Village Drive

San Diego, California 92122

February 6, 2023

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Daniel Crawford
Joe McCann

Re:	Revelation Biosciences, Inc.
Registration Statement on Form S-1
Commission File No. 333-268576

Messrs. Crawford and McCann:

On behalf of Revelation Biosciences, Inc. (the “Company”), I hereby request that the Commission declare effective the above-captioned registration statement at 5:00pm on February 8, 2023, or as soon thereafter as practicable. Please call or email our counsel, J.P. Galda, with any further questions or comments.

Very truly yours,

Revelation Biosciences, Inc.

/s/	Chester S. Zygmont, III
Chief Financial Officer